Exhibit 99.1

Tremor International Reports Results for the Fourth Quarter and Full-Year Ended December 31, 2021

Record Contribution ex-TAC of $88.6 Million for Q4 2021, and $302.0 Million for FY 2021, Reflecting an Organic
Increase Year-Over-Year of 20% and 64%, Respectively

Record Adjusted EBITDA of $54.0 Million for Q4 2021, and $161.2 Million for FY 2021, Reflecting an Organic Increase
Year-Over-Year of 38% and 166%, Respectively

Company Initiates $75 Million Share Repurchase Program

TEL-AVIV, Israel – February 24, 2022 – Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in Video, Data and Connected TV (“CTV”) advertising offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, today announces its financial results for the fourth quarter and twelve-month period ended December 31, 2021.

Fourth Quarter and Full Year 2021 Financial Highlights

Record Financial Performance Driven by Strong Customer Adoption of Data-Powered End-to-End Technology Platform, Increased CTV Spend, and Robust Traction Within Self-Service and Tech-Enabled Programmatic Activity:
•
Contribution ex-TAC increased organically by 20% in Q4 2021 to $88.6 million compared to $74.0 million in Q4 2020 and increased organically by 64% for FY 2021 to $302.0 million compared to $184.3 million in FY 2020

•	Adjusted EBITDA increased 38% in Q4 2021 to $54.0 million compared to $39.1 million in Q4 2020 and increased 166% for FY 2021 to $161.2 million compared to $60.5 million in FY 2020
•	Contribution ex-TAC generated internationally increased organically by 33% to $26.8 million in FY 2021 compared to $20.1 million in FY 2020

Strong Margin Profile and Balance Sheet:
•
Compared with other ad-tech peers, Tremor has one of the highest margin and operational profitability financial structures, which resulted in a 53% adjusted EBITDA margin in Q4 2021 on a reported revenue basis, and 61% on a contribution ex-TAC basis

•	Cash position as of December 31, 2021: $367.7 million net cash

$75 Million Share Repurchase Program Overview:
•	Board of Directors approved a $75 million share repurchase program under which Tremor is authorized to purchase up to $75 million of its ordinary shares
•	The share repurchase program is to be financed via existing cash reserves

Strong CTV and Video Performance Achieved Throughout 2021:
•	CTV spend grew by 47% in Q4 2021 to $62.5 million compared to $42.4 million in Q4 2020 and by 108% to $201.0 million in FY 2021 compared to $96.7 million in FY 2020
•	CTV Contribution ex-TAC grew by 32% in Q4 2021 to $21.8 million compared to $16.5 million in Q4 2020 and by 118% in FY 2021 to $80.3 million compared to $36.8 million in FY 2020
•	CTV Contribution ex-TAC accounted for 25% of total contribution ex-TAC in Q4 2021 compared to 22% in Q4 2020 and accounted for 27% of total contribution ex-TAC for FY 2021 compared to 20% in FY 2020
•	Video revenue represented 80% of total Contribution ex-TAC for the twelve-month period ended December 31, 2021, up from 78% in the twelve-month period ended December 31, 2020

“We continue to drive strong growth and market adoption within our end-to-end platform and delivered record revenue and adjusted EBITDA for both the fourth quarter and full year 2021,” said Ofer Druker, Tremor’s Chief Executive Officer. “Our strategy to provide the market with a robust data driven end-to-end tech platform offering simplicity for customers with a focus on Video and CTV, resulted in contribution ex-TAC growth of 20% in Q4 2021 compared to Q4 2020, and 64% growth for the full year 2021. Underpinning our strong growth was an increase in customer spend on our CTV services, which increased 108% across our platform during 2021. Our differentiated strategy, as well as our ability to generate strong operating leverage and growth within our self-service offerings, contributed to strong profitability which drove full year adjusted EBITDA of $161.2 million and growth of 166% for 2021, resulting in a 53% adjusted EBITDA margin, which we believe is best in class for our industry.”

Fourth Quarter and Full Year 2021 Operational Highlights and Business Wins

•	Signed a unique and meaningful partnership with VIDAA, a subsidiary of Hisense, for exclusive global access to Automatic Content Recognition (“ACR”) data which begins on May 1, 2022
o	The agreement is expected to accelerate the Company’s US and international growth starting in the second half of 2022 in key markets such as Canada, Australia, the UK and Germany
o	Provides access to VIDAA’s distribution, reaching approximately 20 million smart TVs worldwide, which VIDAA expects to grow to more than 40 million in the coming years
o
In January 2022, VIDAA also selected Unruly as its strategic Supply-Side Platform (“SSP”) to enable global access to all its video and native display media, while also integrating our newly acquired Spearad, to better enable control over its CTV ad delivery with granular ad pod controls and targeting

•
Acquired Spearad GmbH, a global CTV ad server and header bidder featuring a robust user interface with advanced tools for ad pod monetization, for $11.0 million, using the Company’s existing cash reserves

•	Increased innovation and investment within CTV through the following new product launches in Q4 and FY 2021:
o	Tremor Video’s Programmatic TV marketplace enabling advertisers to gain access to a diversified marketplace that features premium, TV-centric supply and curated Private Marketplace (“PMP”) packages
o
Unruly’s content-level targeting solution which allows buyers to tap into traditional linear TV buying tactics with granular targeting options like genre, rating and show title within digital CTV and over-the-top environments, amidst growing privacy regulations

o
The ability to run display and audio campaigns within Tremor Video Demand-Side Platform (“DSP”) to better enable large video advertisers seeking complementary omnichannel solutions to their video campaigns

o
TV Intelligence solution, enabling in-house TV retargeting and measurement solutions that provides advertisers with the ability to reach and engage TV viewing audiences at scale with data-driven creative

•	Generated strong FY 2021 customer net retention rates of 150.3%

•	Tremor’s data-driven creative offering, Tr. Ly, achieved a 74% increase in creative requests during FY 2021 compared to FY 2020

•	Unruly continued to experience strong customer and partner traction:
o
Added 42 new US supply partners during Q4 2021 across critical growth verticals in sports, entertainment, and lifestyle, as well as Original Equipment Manufacturers (“OEM”) and Multicast Video On-Demand (“mVOD”) businesses

o	Unruly CTRL, Tremor’s self-service platform for publishers, saw PMP revenues increase 184% during Q4 2021, compared to Q3 2021

•
Tremor International successfully executed a dual listing on the NASDAQ in June 2021 raising $134.6 million, net of issuance costs, in cash proceeds and enabling strong exposure to US markets, greater access to capital and increased access to a broader investor base

Mr. Druker added, “We strengthened our end-to-end platform and CTV capabilities through two strategic deals in the fourth quarter; the acquisition of Spearad, a robust CTV ad server and header bidder; and an exclusive, unique, and meaningful partnership with VIDAA which provides us exclusive global ACR data access and will accelerate our US and international growth. VIDAA further deepened its relationship with Tremor by selecting Unruly as its strategic sell-side platform and will integrate Spearad to facilitate greater control over its CTV ad delivery with granular ad pod controls and targeting. We also grew our investment in CTV innovation by launching our Programmatic TV Marketplace which provides advertisers with a centralized platform for planning TV campaigns. Additionally, we launched content-level targeting which provides a new contextual solution amidst growing privacy regulations and allows buyers to tap into linear TV buying tactics with granular targeting options to segment within digital environments like CTV. Our investments made during 2021 in technology, sales, and marketing, significantly enhanced our platform and drove record financial performance, while positioning Tremor for continued future growth in both the US and international markets. Finally, the Company’s strong balance sheet, with $367.7 million in net cash as of December 31, 2021, enables us to conduct a substantial share repurchase while also continuing to evaluate strategic opportunities to acquire companies, and invest in technology, product, sales, and marketing to further expand our platform as we move to monetize our exclusive data partnerships, and continue to deliver material value for all stakeholders.”

About The Share Repurchase Program

•	The Board has authorized Tremor to purchase up to $75 million of its ordinary shares on the AIM Market (the “Authority”) and the repurchase program will be financed through existing cash resources
•	The repurchase program will be independently managed by finnCap Ltd, the Company's AIM broker, which will make trading decisions independently and without the influence of the Company
•
In accordance with the AIM Rules, the repurchase program will be effected in accordance with the Authority in that the maximum price paid per ordinary share is to be no more than 105% of the average middle market closing price of an ordinary share on AIM for the five business days preceding the date of purchase

•	The repurchase program will commence March 1, 2022 and will continue until either September 1, 2022, or until it has been completed
•
Share repurchases will be made in accordance with applicable securities laws and regulations, and any ordinary shares acquired as a result of the repurchase program will be announced to the market without delay

•
Any ordinary shares acquired as a result of the repurchase program will be reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon) and will be held in treasury

•
The share repurchase program does not obligate Tremor to repurchase any particular amount of ordinary shares and the program may be suspended, modified or discontinued at any time at the Company’s discretion

•
Due to the limited liquidity in the issued ordinary shares, any repurchase of ordinary shares pursuant to the Authority on any trading day may represent a significant proportion of the daily trading volume in the ordinary shares on AIM and may exceed 25% of the average daily trading volume, being the limit laid down in Article 5(1) of Regulation (EU) No 596/2014 and, accordingly, the Company will not benefit from the exemption contained in this Article

First Quarter 2022 Financial Guidance

•
Management remains confident in the medium- to long-term prospects of the Company with Tremor well-placed to further benefit from the anticipated ongoing resurgence in the global digital advertising industry

•
Tremor’s guidance is based on the expectation that the global economy will continue to recover and that there will be no major Covid-19-related setbacks that may cause economic conditions to deteriorate or otherwise significantly reduce advertiser demand

•
Our guidance also considers the widespread global supply chain issues that limited advertising activity in Q4 2021 in certain verticals such as automobile manufacturing, with the anticipation that these challenges could continue to have an impact in Q1 2022, as well as inflationary pressures

•	Our end-to-end platform and wide range of revenue verticals help mitigate impacts faced by others from these challenges and accordingly, Tremor estimates:

o	Q1 2022 Contribution ex-TAC of at least $73 million
o	Q1 2022 Adjusted EBITDA of at least $33 million

Fourth Quarter 2021 Financial Highlights ($ in millions, except per share amount)

	Three months ended December 31			Twelve months ended December 31
	2021	2020	%	2021	2020	%
IFRS highlights
Revenues	102.5	81.5	26%	341.9	211.9	61%
Programmatic Revenues	74.5	67.3	11%	266.6	161.6	65%
Operating Profit/(Loss)	24.4	20.8	17%	74.5	(6.0)	1,336%

Total Comprehensive Income/(Loss)	23.9	24.9	(4)%	70.6	5.0	1,319%
Diluted EPS	$0.15	$0.15	0%	$0.48	$0.02	3,009%

Non-IFRS highlights
Contribution ex-TAC	88.6	74.0	20%	302.0	184.3	64%

Adjusted EBITDA	54.0	39.1	38%	161.2	60.5	166%
Adjusted EBITDA Margin	61%	53%		53%	33%

Non-IFRS net Income (Loss)	43.3	28.7	51%	126.8	38.3	231%
Non-IFRS Diluted EPS	$0.27	$0.20	35%	$0.83	$0.28	201%

Fourth Quarter and Full-Year Ended December 31, 2021 Financial Results Webcast and Conference Call Details

•	Tremor International Fourth Quarter 2021 and Full-Year Ended December 31, 2021 Earnings Webcast and Conference Call
•	February 24, 2022 at 6:00 AM/PT, 9:00 AM/ET and 2:00 PM/GMT
•	Webcast Link: https://edge.media-server.com/mmc/p/aiaow9os
•	Participant Dial-In Number:
o	US/CANADA Participant Toll-Free Dial-In Number: (888) 771-4371
o	UK Participant Toll-Free Dial-In Number: +44 20 3147 4818
o	INTERNATIONAL Participant Dial-In Number: (847) 585-4405
o	Conference ID: 50282787

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Non-IFRS Net Income (Loss) and Non-IFRS Earnings (Loss) per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments, and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of net income (loss) to Adjusted EBITDA," and "Reconciliation of net income (loss) to non-IFRS income (loss)," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC is defined as our gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Tremor International, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other expenses (income), net. Adjusted EBITDA is included in the press release because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA margin: we define as Adjusted EBITDA as a percentage of Contribution ex-TAC.

o
Non-IFRS Income (Loss) and Non-IFRS Earnings (Loss) per Share:  We define non-IFRS earnings (loss) per share as non-IFRS income (loss) divided by non-IFRS weighted-average shares outstanding. Non-IFRS income (loss) is equal to net income (loss) excluding stock-based compensation, cash and non-cash based acquisition and related expenses, including amortization of acquired intangible assets, merger related severance costs, transaction expenses. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units, and potential shares issued under the Employee Stock Purchase Plan, each computed using the treasury stock method. We believe non-IFRS earnings (loss) per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings (loss) per share is that other companies may define non-IFRS earnings (loss) per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings (loss) per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income (loss).

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit: https://www.tremorinternational.com/

For further information please contact:

Tremor International Ltd.
Billy Eckert, Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
Adam Holdsworth, Investor Relations
aholdsworth@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Antonia Pollock
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / James Thompson (Corporate Finance)
Tim Redfern / Dicky Chambers (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United Stated Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended.  Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements.  All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the anticipated benefits of Tremor’s strategic transactions and commercial partnerships; anticipated features and benefits of Tremor’s products and service offerings; Tremor’s positioning for continued future growth in both the US and international markets; Tremor’s implementation of a substantial share repurchase while also continuing to evaluate strategic opportunities to acquire companies and invest in technology, products, sales and marketing to further expand its platform; Tremor’s intent to monetize our exclusive data partnerships and to continue to deliver material value for its key stakeholders; Tremor’s medium- to long-term prospects; the anticipated ongoing resurgence in the global digital advertising industry; the potential negative impact of the widespread global supply chain issues that have limited advertising activity in Q4 2021 in certain verticals and the anticipation that these challenges could continue to have an impact in the first quarter of 2022, as well as inflationary pressures and any other statements related to Tremor’s future financial results. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, potential negative developments in the COVID-19 pandemic and how those developments may adversely impact Tremor’s business, customers and the markets in which Tremor competes, changes in industry trends, other negative developments in Tremor's business or unfavourable legislative or regulatory developments. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s Registration Statement on Form F-1, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on June 17, 2021. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Reconciliation of Net Income to Adjusted EBITDA

	Three months ended December 31			Twelve months ended December 31
	2021	2020	%	2021	2020	%
($ in thousands)
Net Income	24,400	21,185	15%	73,223	2,139	3,323%
Taxes benefit	(601)	(1,834)		(948)	(9,581)
Financial expense (income), net	564	1,404		2,187	1,417
Depreciation and amortization	10,314	11,502		40,259	45,187
Stock-based compensation	19,122	4,337		42,818	14,490
Other expenses	-	1,700		-	1,700
Restructuring & Acquisition costs	253	852		761	5,161
IPO related one-time costs	-	-		2,938	-
Adjusted EBITDA	54,052	39,146	38%	161,238	60,513	166%

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended December 31			Twelve months ended December 31
	2021	2020	%	2021	2020	%
($ in thousands)
Revenues	102,534	81,526	26%	341,945	211,920	61%
Cost of revenues (exclusive of depreciation and amortization)	(20,348)	(17,352)		(71,651)	(59,807)
Depreciation and amortization attributable to Cost of Revenues	(4,396)	(4,858)		(16,605)	(19,596)
Gross profit (IFRS)	77,790	59,316	31%	253,689	132,517	91%
Depreciation and amortization attributable to Cost of Revenues	4,396	4,858		16,605	19,596
Cost of revenues (exclusive of depreciation and amortization)	20,348	17,352		71,651	59,807
Performance media cost	(13,958)	(7,537)		(39,970)	(27,638)
Contribution ex-TAC (Non-IFRS)	88,576	73,989	20%	301,975	184,282	64%

Reconciliation of Net Income to Non-IFRS Net Income

	Three months ended December 31			Twelve months ended December 31
	2021	2020	%	2021	2020	%
($ in thousands)
Net Income	24,400	21,185	15%	73,223	2,139	3,323%
Acquisition and related items, including amortization of acquired intangibles and restructuring	6,939	8,721		27,233	33,776
Stock-based compensation expense	19,122	4,337		42,818	14,490
IPO related one-time costs	-	-		2,938	-
Other expenses		1,700			1,700
Tax effect of Non-IFRS adjustments (1)	((7,200	(7,210)		(19,435)	(13,800)
Non-IFRS Income	43,261	28,733	51%	126,777	38,305	231%

Weighted average shares outstanding—diluted (in millions) (2)	161.0	140.3		152.7	138.7

Non-IFRS diluted EPS (in USD)	0.27	0.20	35%	0.83	0.28	201%

(1)	Non-IFRS income includes the estimated tax impact from the expense items reconciling between net income and non-IFRS income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share.

TREMOR INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

		December 31
		2021	2020
	Note	USD thousands
Assets
ASSETS:
Cash and cash equivalents	10	367,717	97,463
Trade receivables, net	8	165,063	153,544
Other receivables	8	18,236	17,615
Current tax assets		981	2,029

TOTAL CURRENT ASSETS		551,997	270,651

Fixed assets, net	5	3,464	3,292
Right-of-use assets	6	13,955	18,657
Intangible assets, net	7	208,220	224,500
Deferred tax assets	4	24,431	*16,073
Other long term assets		672	1,834

TOTAL NON-CURRENT ASSETS		250,742	264,356

TOTAL ASSETS		802,739	535,007

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	6	7,119	9,047
Trade payables	9	161,812	125,863
Other payables	9	42,900	47,122
Current tax liabilities		8,836	3,162

TOTAL CURRENT LIABILITIES		220,667	185,194

Employee benefits		426	495
Long-term lease liabilities	6	7,876	12,162
Deferred tax liabilities	4	1,395	*319
Other long-term liabilities	20(c)	-	7,824

TOTAL NON-CURRENT LIABILITIES		9,697	20,800

TOTAL LIABILITIES		230,364	205,994

SHAREHOLDERS’ EQUITY:	15
Share capital		442	380
Share premium		437,476	264,831
Other comprehensive income		698	3,330
Retained earnings		133,759	60,472

TOTAL SHAREHOLDERS’ EQUITY		572,375	329,013

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		802,739	535,007

Date of approval of the financial statements: February 24, 2022

*See Note 2f

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME

(Unaudited)

		Year ended December 31
		2021	2020	2019
	Note	USD thousands

Revenues	11	341,945	211,920	325,760

Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	12	71,651	59,807	187,246

Research and development expenses		18,422	13,260	16,168
Selling and marketing expenses		74,611	68,765	52,351
General and administrative expenses	13	63,499	29,678	34,433
Depreciation and amortization		40,259	45,187	32,359
Other expenses (income), net	14	(959)	1,248	(700)

Total operating costs		195,832	158,138	134,611

Operating Profit (Loss)		74,462	(6,025)	3,903

Financing income		(483)	(445)	(773)
Financing expenses		2,670	1,862	1,088

Financing expenses, net		2,187	1,417	315

Profit (Loss) before taxes on income		72,275	(7,442)	3,588

Tax benefit	4	948	9,581	2,636

Profit for the year		73,223	2,139	6,224

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operation		(2,632)	2,836	139

Total other comprehensive income for the year		(2,632)	2,836	139

Total comprehensive income for the year		70,591	4,975	6,363

Earnings per share
Basic earnings per share (in USD)	16	0.51	0.02	0.06
Diluted earnings per share (in USD)	16	0.48	0.02	0.05

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Share capital	Share premium	Other comprehensive income	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2019	198	72,663	355	51,053	124,269
Total Comprehensive income for the year
Profit for the year	-	-	-	6,224	6,224
Other comprehensive Income:
Foreign currency translation	-	-	139	-	139

Total comprehensive income for the year	-	-	139	6,224	6,363

Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non- controlling interests	-	-	-	1,501	1,501
Issuance of shares (net of issuance cost)	184	175,166	-	-	175,350
Own shares acquired	(41)	(24,696)	-	-	(24,737)
Share based compensation	-	16,042	-	-	16,042
Exercise of share options	10	1,814	-	-	1,824

Balance as of December 31, 2019	351	240,989	494	58,778	300,612
Total Comprehensive income for the year
Profit for the year	-	-	-	2,139	2,139
Other comprehensive Income:
Foreign currency translation	-	-	2,836	-	2,836

Total comprehensive income for the year	-	-	2,836	2,139	4,975

Transactions with owners, recognized directly in equity
Issuance of shares in a Business Combination	25	14,092	-	-	14,117
Revaluation of liability for put option on non- controlling interests	-	-	-	(445)	(445)
Own shares acquired	(15)	(9,950)	-	-	(9,965)
Share based compensation	-	18,770	-	-	18,770
Exercise of share options	19	930	-	-	949

Balance as of December 31, 2020	380	264,831	3,330	60,472	329,013

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont.)

(Unaudited)

	Share capital	Share premium	Other comprehensive income	Retained Earnings	Total
	USD thousands

Total Comprehensive Income for the year
Profit for the year	-	-	-	73,223	73,223
Other comprehensive loss:
Foreign Currency Translation	-	-	(2,632)	-	(2,632)

Total comprehensive Income for the year	-	-	(2,632)	73,223	70,591

Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non- controlling interests	-	-	-	64	64
Own shares acquired	(3)	(6,640)	-	-	(6,643)
Share based compensation	-	41,822	-	-	41,822
Exercise of share options	17	1,353	-	-	1,370
Issuance of shares	47	136,111	-	-	136,158
Issuance of Restricted shares	1	(1)	-	-	-

Balance as of December 31, 2021	442	437,476	698	133,759	572,375

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Year ended December 31
	2021	2020	2019
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year	73,223	2,139	6,224
Adjustments for:
Depreciation and amortization	40,259	45,187	32,359
Net financing expense (income)	2,023	1,310	(19)
Loss on sale of fixed assets	-	3	11
Gain on leases change contracts	(377)	(2,103)	(2,705)
Gain on sale of business unit	(982)	(503)	(700)
Share-based compensation and restricted shares	42,818	14,490	15,809
Tax benefit	(948)	(9,581)	(2,636)
Change in trade and other receivables	(11,676)	(39,351)	36,466
Change in trade and other payables	26,845	25,882	(34,203)
Change in employee benefits	(69)	(23)	(290)
Income taxes received	2,231	1,168	3,184
Income taxes paid	(3,185)	(2,855)	(8,089)
Interest received	496	517	604
Interest paid	(570)	(1,117)	(942)

Net cash provided by operating activities	170,088	35,163	45,073

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits	(11)	229	841
Leases Receipt	2,454	2,885	1,669
Repayment of long-term loans	-	817	-
Acquisition of fixed assets	(3,378)	(594)	(1,063)
Acquisition and capitalization of intangible assets	(4,966)	(4,858)	(5,672)
Proceeds from sale of intangible assets	-	-	6
Proceeds from sale of business unit	415	232	-
Increase in bank deposit, net	-	-	(57)
Acquisition of subsidiaries, net of cash acquired	(11,001)	6,208	23,714

Net cash provided by (used in) investing activities	(16,487)	4,919	19,438

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loans	-	-	(17,273)
Acquisition of own shares	(6,643)	(9,965)	(24,737)
Proceeds from exercise of share options	1,370	949	1,824
Leases repayment	(10,009)	(13,351)	(12,607)
Issuance of shares, net of issuance cost	134,558	-	-
Payment of financial liability	(2,414)	-	-
Net cash provided by (used in) financing activities	116,862	(22,367)	(52,793)

Net increase in cash and cash equivalents	270,463	17,715	11,718

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF YEAR	97,463	79,047	67,073
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(209)	701	256

CASH AND CASH EQUIVALENTS AS OF THE END OF YEAR	367,717	97,463	79,047

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.
Reporting entity:

Tremor International Ltd. (the “Company” or “Tremor International”), formerly known as Taptica International Ltd., was incorporated in Israel under the laws of the State of Israel on March 20, 2007. The ordinary shares of the Company are listed on the AIM Market of the London Stock Exchange and the American Depositary Shares ("ADSs"), each of which represents two ordinary shares of the Company, represented by the American Depositary Receipts ("ADR") are listed on the Nasdaq Capital Market (see Note 1d). The address of the registered office is 82 Yigal Alon Street Tel-Aviv, 6789124, Israel.

Tremor International is a global Company offering an end-to-end software platform that supports a wide range of media types (e.g., video, display, etc.) and devices (e.g., mobile, Connected TVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) are able to purchase high quality advertising inventory from publishers (sellers) at scale. Tremor Video Inc. (“Tremor Video’’), a wholly owned subsidiary, is the Company’s Demand Side Platform (“DSP”) providing full-service and self-managed marketplace access to advertisers and agencies in order to execute their digital marketing campaigns in real time across various ad formats. Unruly Group, LLC (Former name RhythmOne, LLC), provides access to the Sell Side Platform (“SSP”) which is designed to monetize digital inventory for publishers and app developers by enabling their content to have the necessary code and requirements for programmatic advertising integration. The SSP provides access to significant amounts of data, unique demand, and a comprehensive product suite to drive more effective inventory management and revenue optimization. The Company also provides a Data Management Platform (“DMP”) solution which integrates both DSP and SSP solutions enabling advertisers and publishers to use data from various sources in order to optimize results of their advertising campaigns. Tremor International Ltd. is headquartered in Israel and maintains offices throughout the US, Canada, EMEA and Asia-Pacific.

b.
On April 1, 2019, the Company completed an acquisition transaction with RhythmOne and on January 4, 2020, the Company completed an acquisition transaction with Unruly. Following the acquisition of RhythmOne and Unruly, the Company invested and developed capabilities both in the DSP and SSP solutions which launched in 2020 to offer an end-to-end platform that provides customers access to an advertising marketplace in an efficient and scalable manner utilizing machine learning, artificial intelligence and advanced algorithms. As a result of those acquisitions and their influence on the Company’s operation and other changes in the industry practice, the Company has changed revenue presentation as of 2020 to a net basis with respect to its programmatic activity.

c.
The global spread of COVID-19, which was declared a global pandemic by the World Health Organization in March 2020, has created significant volatility, global macro-economic uncertainty, and disruption in the business and financial markets. The COVID-19 pandemic and efforts to control its spread have curtailed the movement of people, goods, and services worldwide, including in the regions in which we and our customers and partners operate, and are impacting economic activity and financial markets. The spread of the COVID-19 pandemic has resulted in, regional quarantines, labor shortages or stoppages, changes in consumer purchasing patterns, and overall economic instability.

The Company has introduced a number of measures to mitigate the impact of COVID-and continues to monitor and assess the impact of the COVID pandemic on its operation, its customers and potential customers.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL (Cont.)

d.	Material events in the reporting period:

1.
On March 25, 2021, the Company paid USD 1,294 thousand to ADI founders for its exercised part of the call option, a lower amount than was originally scheduled. D.A. Consortium, Inc., a minority shareholder of ADI, exercised, effective March 5, 2021, its put option pursuant to the Shareholders Agreement dated July 17, 2016, as amended November 20, 2020, to sell to Taptica Japan GK, a wholly owned subsidiary, its entire shareholding in ADI, reflecting 2,120 Shares of ADI, for a purchase price equal to seven times the actual net profit of ADI for the last fiscal year, reflecting USD 1,120 thousand which was paid on April 2021. Following the closing of the put option exercise, the Company owns through its subsidiary 100% of the share capital of ADI.

2.
On June 22, 2021, the Company completed its initial public offering in the U.S. of 6,768,953 American Depositary Shares ("ADSs"), at a public offering price of USD 19.00 per ADS, for aggregate proceeds of USD 128.6 million before deducting underwriting discounts and commissions (the “Nasdaq IPO”). Each ADS represents two Ordinary Shares of the Company. The ADSs began trading on the Nasdaq Global Market on June 18, 2021, under the ticker symbol “TRMR”.  The Company also granted the underwriters of the Nasdaq IPO a 30-day option to purchase additional up to 1,015,342 ADSs from the Company at the initial public offering price of USD 19.00 per ADS, which the underwriters subsequently exercised in full on July 15, 2021, for total additional consideration of USD 19.3 million in gross proceeds to the Company before deducting underwriting discounts and commissions.

3.
Effective upon completion of the Nasdaq IPO, on June 22, 2021, the Company granted an aggregate of 4,725,000 Restricted Share Units (“RSUs”) and 2,025,000 Performance Share Units (“PSUs”) to its three Executive Directors, pursuant to the terms of the Company’s 2017 Equity Incentive Plan and the Company’s Global Share Incentive Plan (2011). The grant of the RSUs and PSUs awards was approved by the Company’s shareholders on April 30, 2021 (subject to the completion of the Nasdaq IPO). The RSU awards vest gradually over a period of three years, with 8.33% of each such grant vesting each quarter, subject to the executive continuing to be employed by a Company on the applicable vesting date. The PSU awards vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) the executive continuing to be employed by a Company on the applicable vesting date, and (ii) compliance with performance-based metrics determined by the Compensation Committee of the Board of Directors of the Company.

The fair value of each RSU and PSU granted to the Executive Directors as of April 30, 2021, is 720 pence (approximately USD 10.02) per Ordinary Share, based on the market value of the Company’s quoted Ordinary Shares on AIM.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL (Cont.)

The estimated aggregated cost of the 4,725,000 RSUs and 2,025,000 PSUs awards, assuming 100% vesting, will be approximately USD 67 million over the three-year vesting period commencing June 22, 2021.

In addition, effective upon completion of the Nasdaq IPO on June 22, 2021, the Company’s three Executive Directors are entitled to a special bonus in recognition for their special contribution to the completion of the Nasdaq IPO in the amount of USD 500,000, as approved by the Company’s shareholders on April 30, 2021 (subject to the completion of the Nasdaq IPO). The special bonuses payable to the Executive Directors were part of an aggregate USD 2.9 million special bonus for the Company executives and employees, as approved and allocated by the Company’s Board of Directors (out of an aggregate USD 5 million that was initially approved).

On April 22, 2021, the Company’s shareholders approved an increase of 6,500,000 Ordinary Shares to the aggregate available pool of the Company’s 2017 Equity Incentive Plan and the Company’s Global Share Incentive Plan (2011) (with 80% of the increase allocated to the 2017 Plan and 20% of the increase allocated to the 2011 Plan).

4.
On October 18, 2021, the Company completed the acquisition of SpearAd (the " SpearAd") (See Note 20).

SpearAd's ad server technology will be integrated into Tremor's Unruly SSP, enabling CTV header bidding, channel inventory and ad pod management - complementing the Company's existing robust end-to-end technology stack, which also includes the Tremor Video DSP.

e.	Definitions: In these financial statements –

The Company	-	Tremor International Ltd.

The Group	-	Tremor International Ltd. and its subsidiaries.

Subsidiaries	-
Companies, the financial statements of which are fully consolidated, directly, or indirectly, with the financial statements of the Company such as Unruly Group LLC, Unruly Holding Ltd, Tremor Video Inc.

Related party	-	As defined by IAS 24, “Related Party Disclosures”.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:        BASIS OF PREPARATION

a.
Statement of compliance:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on February 24, 2022.

b.
Functional and presentation currency:

These consolidated financial statements are presented in US Dollars (USD), which is the Company’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates.

c.	Basis of measurement: The consolidated financial statements have been prepared on a historical cost basis except for the following assets and liabilities:

•	Deferred and current tax assets and liabilities
•	Put option to non-controlling interests
•	Provisions
•	Derivatives

For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies.

d.
Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management of the Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:        BASIS OF PREPARATION (Cont.)

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in Note 6, on leases, with respect to determining the lease term and determining the discount rate of a lease liability, in  Note 7, on intangible assets, with respect to the accounting of software development capitalization, in Note 4, on Income Tax, with respect to uncertain tax position and Note 20, on subsidiaries, with respect to business combinations.

e.	Determination of fair value:

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
•	Level 3: inputs that are not based on observable market data (unobservable inputs).

Further information about the assumptions that were used to determine fair value is included in the following notes:

•	Note 17, on share-based compensation;
•	Note 18, on financial instruments; and
•	Note 20, on subsidiaries (regarding business combinations).

f.	Correction of immaterial error

The Group corrected an immaterial error as of December 31, 2020 by presenting deferred tax liabilities net from deferred tax assets.

The change did not have any effect on the profit for the year ended December 31, 2020.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements and have been applied consistently by Group entities.

a.	Basis of consolidation:

1)	Business combinations:

The Group implements the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the identifiable assets acquired and the liabilities assumed.

The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer to the previous owners of the acquiree and equity instruments that were issued by the Group. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, the Group recognizes changes in the fair value of contingent consideration classified as a financial liability in profit or loss.

If share-based compensation awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards) and relate to past services, then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based value of the replacement awards compared with the market-based value of the acquiree’s awards and the extent to which the replacement awards relate to past and/or future service. The unvested portion of the replacement award that is attributed to post-acquisition services is recognized as a compensation cost following the business combination.

Costs associated with the acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

2)	Subsidiaries:

Subsidiaries are entities controlled by the Group. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced, until the date that control is lost.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3)	Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

4)	Issuance of put option to non-controlling interests:

A put option issued by the Company to non-controlling interests that is settled in cash is recognized as a liability at the present value of the exercise price under the anticipated acquisition method. In subsequent periods, the Group elected to account for the changes in the value of the liability in respect of put options in Equity.

Accordingly, the Group’s share of a subsidiary’s profits includes the share of the non-controlling interests to which the Group issued a put option.

b.	Foreign currency:

1)	Foreign currency transactions:

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate on that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate as of the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate on the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate on the date of the transaction.

2)	Foreign operations:

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income and are presented in equity.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Financial instruments:

1)
Non-derivative financial assets

Initial recognition and measurement of financial assets

The Group initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date classification was changed from contract asset to receivables.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category

Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income – investments in debt instruments; fair value through other comprehensive income – investments in equity instruments; or fair value through profit or loss.

Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

The Group has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Subsequent measurement and gains and losses

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

2)
Non-derivative financial liabilities

Non-derivative financial liabilities include trade and other payables.

Initial recognition of financial liabilities

The Group initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Subsequent measurement of financial liabilities

Financial liabilities (other than financial liabilities at fair value through profit or loss) are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities are designated at fair value through profit or loss if the Group manages such liabilities and their performance is assessed based on their fair value in accordance with the Group’s documented risk management strategy, providing that the designation is intended to prevent an accounting mismatch, or the liability is a combined instrument including an embedded derivative.

Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset in the framework of deferred expenses in the statement of financial position. These transaction costs are deducted from the financial liability upon its initial recognition or are amortized as financing expenses in the statement of income when the issuance is no longer expected to occur.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Offset of financial instruments

Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3)
Derivative financial instruments:

Economic hedges

Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.

4)
Share capital:

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.
Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in deferred expenses in the statement of financial position. The costs are deducted from equity upon the initial recognition of the equity instruments or are amortized as financing expenses in the statement of income when the issuance is no longer expected to take place.

Treasury shares

When share capital recognized as equity is repurchased by the Group, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as a deduction in Share Premium. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus on the transaction is carried to share premium, whereas a deficit on the transaction is deducted from retained earnings.

d.
Fixed Assets:

Fixed assets are measured at cost less accumulated depreciation. The cost of fixed assets includes expenditure that is directly attributable to the acquisition of the asset. Depreciation is provided on all property and equipment at rates calculated to write each asset down to its residual value (assumed to be nil), using the straight-line method, over its expected useful life as follows:

Years
Computers and servers	3
Office furniture and equipment	3-17
Leasehold improvements	The shorter of the lease term and the useful life

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Intangible assets:

1)
Software development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

Where these criteria are not met, development costs are charged to the statement of operation and other comprehensive income as incurred.

The estimated useful lives of developed software are three years.

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

2)
Acquired software:

Acquired software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software licenses. These costs are amortized over their estimated useful lives (3 years) using the straight-line method. Costs associated with maintaining software programs are recognized as an expense as incurred.

3)
Goodwill:

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. For information on measurement of goodwill at initial recognition, see Note 3a(1).

In subsequent periods goodwill is measured at cost less accumulated impairment losses. The Group has identified its entire operation as a single cash generating unit (CGU). According to management assessment and quoted price of the shares as of December 31, 2021, no impairment in respect to goodwill has been recorded.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4)	Other intangible assets: Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses.

5)
Amortization:

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its accumulated residual value.

Internally generated intangible assets, such as software development costs, are not systematically amortized as long as they are not available for use, i.e., they are not yet on site or in working condition for their intended use. Goodwill is not systematically amortized as well but is tested for impairment at least once a year.

The Group examines the amortization methods, useful life and accumulated residual values of its intangible assets at least once a year (usually at the end of each reporting period) in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

Amortization is recognized in the statements of other comprehensive income on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in each asset, such as development costs, are tested for impairment at least once a year until such date as they are available for use.

The estimated useful lives for the current and comparative periods are as follows:

Trademarks	1.75-5 years
Software (developed and acquired)	3 years
Customer relationships	3-5.75 years
Technology	1-5.25 years
Others	1-1.5 years

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

During 2020, the Company changed the expected useful life of intangible asset items. For further information see Note 7 regarding the basis of preparation of the financial statements.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.
Impairment:

Non-derivative financial assets

Financial assets, contract assets and lease receivables

The Group recognizes a provision for expected credit losses in respect of:

-          Financial assets at amortized cost;
-          Lease receivables.

The Group has elected to measure the provision for expected credit losses in respect of financial assets and lease receivables at an amount equal to the full lifetime credit losses of the instrument.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition, and when estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available. Such information includes quantitative and qualitative information, and an analysis, based on the Group’s past experience and informed credit assessment, and it includes forward looking information.

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.
With respect to other debt assets, the Group measures the provision for expected credit losses at an amount equal to the full lifetime expected credit losses, other than the provisions hereunder that are measured at an amount equal to the 12-month expected credit losses:

-	Debt instruments that are determined to have low credit risk at the reporting date; and
-	Other debt instruments and deposits, for which credit risk has not increased significantly since initial recognition.

f.
Presentation of provision for expected credit losses in the statement of financial position

Provisions for expected credit losses of financial assets measured at amortized cost and are deducted from the gross carrying amount of the financial assets.

Write-off

The gross carrying amount of a financial asset is written off when the Group does not have reasonable expectations of recovering a financial asset at its entirety or a portion thereof. This is usually the case when the Group determines that the debtor does not have assets or sources of income that may generate sufficient cash flows for paying the amounts being written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group's procedures for recovery of amounts due. Write-off constitutes a de-recognition event.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.
Impairment of non-financial assets:

Non-financial assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which an asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).
Non-financial assets that were subject to impairment are reviewed for possible reversal of the impairment recognized in respect thereof at each financial reporting date.

h.
Restricted Cash and Deposit:

The Company classifies certain restricted cash and deposit balances within other current assets on the consolidated statement of financial position based upon the term of the remaining restrictions. On December 31, 2021, and 2020 the Company had restricted cash and deposit of USD 2,061 thousand and USD 49 thousand, respectively.

i.
Share Based Compensation:

Compensation expense related to stock options, restricted stock units and performance stock units. The Company’s employee stock purchase plan is measured and recognized in the consolidated financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense related to stock options and restricted stock is recognized over the requisite service periods of the awards.
Determining the fair value of stock options awards requires judgment. The Company’s use of the Black-Scholes option pricing model requires the input of subjective assumptions. The assumptions used in the Company’s option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

These assumptions and estimates are as follows:

Risk-Free Interest Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities approximating the expected term of the awards.

Expected Term. The expected term of an award is calculated based on the vesting date and the expiration date of the award.

Volatility. The Company determined the price volatility based on daily price observations over a period equivalent to the expected term of the award.

Dividend Yield. The dividend yield assumption is based on the Company’s history and current expectations of dividend payouts.

Fair Value of Common Stock. The fair value of common stock is based on the closing price of the Company's common stock on the grant date.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Employee benefits:

1)
Post-employment benefits:

The Group’s main post-employment benefit plan is under section 14 to the Severance Pay Law ("Section 14"), which is accounted for as a defined contribution plan. In addition, for certain employees, the Group has an additional immaterial plan that is accounted for as a defined benefit plan. These plans are usually financed by deposits with insurance companies or with funds managed by a trustee.

a)	Defined contribution plans:

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of comprehensive income in the periods during which related services are rendered by employees.

According to Section 14, the payment of monthly deposits by a Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the Company pursuant to such Section 14. The Company has entered into agreements with a majority of its employees in order to implement Section 14 and as such, no additional liability with respect to such employees exist.

b)	Defined benefit plans:

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset).

2)	Short-term benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave).

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

The Company recognizes revenue through the following five-step model:

(1)	Identifying the contract with customer.
(2)	Identifying distinct performance obligations in the contract.
(3)	Determining the transaction price.
(4)	Allocating the transaction price to distinct performance obligations.
(5)	Recognizing revenue when the performance obligations are satisfied.

The Company generates revenue from transactions where it provides access to a platform for the purchase and sale of digital advertising inventory.

Its customers are both ad buyers, including brands and agencies, and digital publishers.

The Company generates revenue through platform fees that are tailored to fit the customer’s specific utilization of its solutions and include: (i) a percentage of spend, (ii) flat fees and (iii) fixed costs per mile (“CPM”). CPM refers to a payment option in which customers pay a price for every 1,000 impressions an advertisement receives.

The Company maintains agreements with each publisher and buyer in the form of written service agreements, which set out the terms of the relationship, including payment terms and access to the Company’s platform.

Publishers provide digital advertising inventory to the Company’s platform in the form of advertising requests, or ad request. When the Company receives ad requests from a publisher, it send bid requests to buyers, which enable buyers to bid on sellers’ digital advertising inventory according to a predefined set of parameters (e.g., demographics, intent, location, etc.). Winning bids create advertising, or paid impressions, for the publisher to present to the buyers.

The Company generates revenue from its Programmatic and Performance activities. Programmatic revenue is derived from the end-to-end platform of programmatic advertising, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. Performance revenue is derived from non-core activities, consisting of mobile-based activities that help brands reach their users.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Till the acquisitions of RhythmOne and its integration into the Company and the acquisition of Unruly in the beginning of 2020 (i.e. for the year ended December 31, 2019), the Company determined that it operated as a principal with respect to its Programmatic activity  and therefore presented revenue on a gross basis mainly as: (i) the Company operated predominantly through a DSP platform prior to the acquisition and full integration of RhythmOne, (ii) the Company was highly involved in execution of the process, which required certain manual operations by Company employees and (iii) the Company determined that it had an implicit obligation to provide credits and inducements to customers to encourage use of the platform. That is, the Company determined, on this basis, that it had an implicit obligation to provide advertising space to customers, even though the contractual terms and conditions (including its Master Service Agreements (MSA) and Insertion Order (I/O)) do not explicitly state that the Company is obliged to deliver customers an applicable advertising space or to provide inducements to the customer. Consequently, the Company concluded that it was the primarily responsible for fulfillment of the contract.

Following the full integration with RhythmOne and the acquisition of Unruly in 2020, the Company positions itself as a stronger digital advertising platform in the marketplace with an integrated, end-to-end platform connecting the DSP and SSP sides of the business in a unified platform. As a result, the Company has changed its Programmatic business, tech stack, features, business models and activity as follow: (i) The Company implemented a material change in its tech stack and operations, offering new services and features that increased automation across the platform, significantly decreasing the need for Company employees to manually operate the platform; and (ii) The Company decreased significantly the level of credits and inducements offered to its customers.

The Company further concluded that as a result of such change in its Programmatic activity (i) it does not have manual control over the process, (ii) the Company is not primarily responsible for fulfillment, (iii) the Company has no inventory risk and (iv) the Company obtains only momentary a title to the advertising space offered via the end-to-end platform.

The Performance activity has not changed, and the Company is still the primary obligor to provide the services and, as such, revenue is presented on a gross basis for the Performance activity. Management is focused on driving growth with the Programmatic activity through the end-to-end platform, while the Performance activity is declining over time.

The Company estimates and records reduction to revenue for volume discounts based on expected volume during the incentive term.

The Company generally invoices buyers at the end of each month for the full purchase price of ad impressions monetized in that month. Accounts receivables are recorded at the amount of gross billings for the amount it is responsible to collect and accounts payable are recorded at the net amount payable to publishers. Accordingly, both accounts receivable and accounts payable appear large in relation to revenue reported on a net basis.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Classification of expenses

Cost of revenue

Cost of revenue includes expenses related to third-party hosting fees and the cost of data purchased from third parties, traffic acquisition costs, data and hosting that are directly attributable to revenue generated by the Company (see Note 12).

Research and development

Research and development expenses consist primarily of compensation and related costs for personnel responsible for the research and development of new and existing products and services. Where required, development expenditures are capitalized in accordance with the Company's standard internal capitalized development policy in accordance with IAS 38 (also see Note 3e(1)). All research costs are expensed when incurred.

Selling and marketing

Selling and marketing expenses consist primarily of compensation and related costs for personnel engaged in customer service, sales, and sales support functions, as well as advertising and promotional expenditures.

General and administrative

General and administrative expenses consist primarily of compensation and related costs for personnel, and include costs related to the Company’s facilities, finance, human resources, information technology, legal organizations and fees for professional services. Professional services are principally comprised of outside legal, and information technology consulting and outsourcing services that are not directly related to other operational expenses.

m.	Financing income and expenses:

Financing income mainly comprises foreign currency gains and interest income.
Financing expenses comprises of exchange rate differences, interest and bank fees, interest on loans and other expenses.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Income tax expense:

Income tax comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of comprehensive income except to the extent that they relate to a business combination.

Current taxes

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for the following temporary differences:
•	The initial recognition of goodwill; and
•
Differences relating to investments in subsidiaries to the extent it is probable that they will not   reverse in the foreseeable future, either by way of selling the investment or by way of distributing taxable dividends in respect of the investment.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offset of deferred tax assets and liabilities

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Leases:

Determining whether an arrangement contains a lease

On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:
(a)	The right to obtain substantially all the economic benefits from use of the identified asset; and
(b)	The right to direct the identified asset’s use.

For lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

Leased assets and lease liabilities

Contracts that award the Group control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments or provision for impairment, plus initial direct costs incurred in respect of the lease.

Since the interest rate implicit in the Group's leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model and depreciated over the shorter of the lease term or useful life of the asset.

The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

Variable lease payments

Variable lease payments that depend on an index or a rate, are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flows of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-of-use asset.

Other variable lease payments that are not included in the measurement of the lease liability are recognized in profit or loss in the period in which the event or condition that triggers payment occurs.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

—	Buildings	1-8 years
—	Data centers	1-3 years

Reassessment of lease liability

Upon the occurrence of a significant event or a significant change in circumstances that is under the control of the Group and had an effect on the decision whether it is reasonably certain that the Group will exercise an option, which was not included before in the lease term, or will not exercise an option, which was previously included in the lease term, the Group re-measures the lease liability according to the revised leased payments using a new discount rate. The change in the carrying amount of the liability is recognized against the right-of-use asset, or recognized in profit or loss if the carrying amount of the right-of-use asset was reduced to zero.

Lease modifications

When a lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the contract’s circumstances, the Group accounts for the modification as a separate lease.

In all other cases, on the initial date of the lease modification, the Group allocates the consideration in the modified contract to the contract components, determines the revised lease term and measures the lease liability by discounting the revised lease payments using a revised discount rate.

For lease modifications that decrease the scope of the lease, the Group recognizes a decrease in the carrying amount of the right-of-use asset in order to reflect the partial or full cancellation of the lease, and recognizes in profit or loss a profit (or loss) that equals the difference between the decrease in the right-of-use asset and re-measurement of the lease liability.

For other lease modifications, the Group re-measures the lease liability against the right-of-use asset.

Subleases

In leases where the Group subleases the underlying asset, the Group examines whether the sublease is a finance lease or operating lease with respect to the right-of-use received from the head lease. The Group examined the subleases existing on the date of initial application based on the remaining contractual terms at that date.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Earnings per share:

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury shares. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential ordinary shares, which comprise restricted stock.

q.	New standards, amendments to standards and interpretations not yet adopted:

Amendment to IFRS 3, Business Combinations

The Amendment adds an exception to the principle for recognizing liabilities in IFRS 3. According to the exception, contingent liabilities are to be recognized according to the requirements of IAS 37 and IFRIC 21 and not according to the conceptual framework. The Amendment prevents differences in the timing of recognizing liabilities that could have led to the recognition of gains and losses immediately after the business combination (day 2 gain or loss). The Amendment also clarifies that contingent assets are not to be recognized on the date of the business combination. The Amendment is effective for annual periods beginning on or after January 1, 2022. The Company is examining the effects of the Amendment on the financial statements with no plans to early adopt.

NOTE 4:	INCOME TAX

a.	Details regarding the tax environment of the Israeli company:

1)	Corporate tax rate

Taxable income of the Israeli parent is subject to the Israeli corporate tax at the rate of 23% in the years 2021, 2020 and 2019.

2)	Benefits under the Law for the Encouragement of Capital Investments

The Investment Law provides tax benefits for Israeli companies meeting certain requirements and criteria. The Investment Law has undergone certain amendments and reforms in recent years.
The Israeli parliament enacted a reform to the Investment Law, effective January 2011. According to the reform, a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which the Encouragement Law was also amended (hereinafter: “the Amendment”). The Amendment added new tax benefit tracks for a “preferred technological enterprise” and a “special preferred technological enterprise” that awards reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets.

Preferred technological income that meets the conditions required in the law, will be subject to a reduced corporate tax rate of 12%, and if the preferred technological enterprise is located in Development Area A to a tax rate of 7.5%. The Amendment is effective as from January 1, 2017.

The Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is an Israeli resident company. A tax rate of 20% shall apply to a dividend distributed out of preferred income and preferred technological income, to an individual shareholder or foreign resident, subject to double taxation prevention treaties.

On May 16, 2017, the Knesset Finance Committee approved Encouragement of Capital Investment Regulations (Preferred Technological Income and Capital Gain of Technological Enterprise) – 2017 (hereinafter: “the Regulations”), which provides rules for applying the “preferred technological enterprise” and “special preferred technological enterprise” tax benefit tracks including the Nexus formula that provides the mechanism for allocating the technological income eligible for the benefits.

In June 2016, Taptica, a wholly owned subsidiary, appealed for a tax ruling to apply "the preferred enterprise" track, which was obtained in April 2017 and was applied for the years 2016-2020.

On December 28, 2016, Taptica Social, a wholly owned subsidiary, together with Taptica appealed for a tax ruling for a restructuring, whereby Taptica Social will be merged with and into Taptica in such a manner that Taptica Social will transfer to Taptica all its assets and liabilities for no consideration and thereafter will be liquidated. Accordingly, on June 6, 2017, the merger between the companies was approved by the Israeli Tax Authority and the effective merge date was determined as December 31, 2016. As a result of the merger, the ruling previously obtained by Taptica regarding the preferred income required re- validation from the Israeli tax authority. Therefore, Taptica appealed and received on December 2018 re-validation from the Israeli tax authority for the ruling which determines that Taptica owns an industrial enterprise and Preferred Technological Enterprise as defined in the Law for the Encouragement of Capital Investments – 1959. In addition, as a part of the re-validation of the ruling, Taptica also obtained an amendment that includes the acquisition and absorption of Tremor’s operation in the rulings and apply the Law for the Encouragement of Capital Investments to this purchased activity as well. The tax rulings which were obtained in December 2018 and were applied for the years 2017-2021.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

On December 3, 2018, the Company together with Taptica submitted a request to the Israeli tax authorities for a tax ruling regarding to restructuring, whereby Taptica will be merged with and into the Company in such a manner that Taptica will transfer to the Company all its assets and liabilities for no consideration and thereafter will be liquidated. As of May 8, 2019, the merger between the companies approved by the Israeli Tax Authority and the effective merge date was determined as December 31, 2018. Following the approval of the restructuring, the tax ruling regarding Taptica owns an industrial enterprise and preferred technological enterprise which was obtained in December 2018 was applied on the merged Company for the years 2017-2021 with relative agreed changes. As of beginning of 2022, the Company approaches the Israeli Tax Authority, for the renewal of the tax ruling, regarding industrial enterprise and preferred technological enterprise, for the next five years.

b.	Details regarding the tax environment of the non-Israeli companies:

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence as reported in their statutory financial statement prepared under local accounting regulations.

(1)	US

As of the acquisition date of RhythmOne, RhythmOne had U.S. federal net operating loss carryforwards, or NOLs, of approximately USD 100.8 million, which will expire starting 2038. As of December 31, 2021, the NOLs are approximately USD 79.4 million (2020: USD 102 million).

Additionally, for tax years beginning after December 31, 2017, the Tax Cuts and Jobs Act limits the NOL deduction to 80% of taxable income, repeals carryback of all NOLs arising in a tax year ending after 2017 and permits indefinite carryforward for all such NOLs. NOL’s arising in a tax year ending on or before 2017 can offset 100% of taxable income, are available for carryback, and expire 20 years after they arise. It should be noted that the Coronavirus Aid, Relief and Economic Security (“CARES”) Act suspended the 80% limitation for tax years 2018, 2019 and 2020 and allowed for a 5-year carryback for NOLs for tax years beginning after December 31, 2017, and before January 1, 2021.

Pursuant to Section 382 of the Internal Revenue Code, RhythmOne underwent ownership changes for tax purposes (i.e., a change of more than 50% in stock ownership involving 5% shareholders) on April 2, 2019. As a result, the use of the Company’s total US NOL carryforwards and tax credits generated prior to the ownership change is subject to annual use limitations under Section 382 and potentially also under section 383 of the Code and comparable state income tax laws.

(2)	International

As of the acquisition date of Unruly, Unruly had International NOLs of approximately USD 24 million. As of December 31, 2021, the NOLs are approximately USD 16.6 million (2020: USD 23.2 million).

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

c.	Composition of income tax benefit:

	Year ended December 31
	2021	2020	2019
	USD thousands

Current tax expense
Current year	7,220	3,022	4,571

Deferred tax (income)
Creation and reversal of temporary differences	(8,168)	(12,603)	(7,207)

Tax benefit	(948)	(9,581)	(2,636)

The following are the domestic and foreign components of the Company’s income taxes (in thousands):

	Year ended December 31
	2021	2020	2019
	USD thousands

Domestic	4,995	1,661	(639)
US	(961)	(5,646)	(416)
International	(4,982)	(5,596)	(1,581)

Tax Benefit	(948)	(9,581)	(2,636)

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

d.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	Year ended December 31
	2021	2020	2019
	USD thousands

Profit (Loss) before taxes on income	72,275	(7,442)	3,588

Primary tax rate of the Company	23%	23%	23%

Tax calculated according to the Company’s primary tax rate	16,623	(1,712)	825

Additional tax (tax saving) in respect of:
Non-deductible expenses net of tax exempt income (*)	(6,218)	(2,509)	3,584
Effect of reduced tax rate on preferred income and differences in previous tax assessments	(7,226)	170	(1,433)
Utilization of tax losses from prior years for which deferred taxes were not created	(2,030)	(5,887)	(5,050)
Effect on deferred taxes at a rate different from the primary tax rate	(3,329)	(768)	(873)
Foreign tax rate differential	1,232	1,125	311

Tax benefit	(948)	(9,581)	(2,636)

Effective income tax rate	(1)%	129%	(73)%

(*)	including non- deductible share-based compensation expenses.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

e.	Deferred tax assets and liabilities:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	Intangible Assets and R&D expenses	Employees Compensation	Carryforward Losses	Accrued Expenses	Doubtful Debt	Other	Total
	USD thousands
Balance of deferred tax asset (liability) as of January 1, 2020	(17,090)	3,684	8,435	2,483	4,908	(2,501)	(81)
Business combinations	(4,409)	85	2,330	250	168	530	(1,046)
Changes recognized in profit or Loss	4,626	1,190	3,380	1,723	(1,352)	3,036	12,603
Changes recognized in equity	(162)	4,280	-	-	-	160	4,278
Balance of deferred tax asset (liability) as of December 31, 2020	(17,035)	9,239	14,145	4,456	3,724	1,225	15,754

Business combinations	(1,962)		458				(1,504)
Changes recognized in profit or Loss	13,310	3,861	(4,714)	(3,117)	(623)	(549)	8,168
Changes recognized in equity	100	(1,026)	(54)	1,600	(2)		618
Balance of deferred tax asset (liability) as of December 31, 2021	(5,587)	12,074	9,835	2,939	3,099	676	23,036

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets.

As of December 31, 2021, and 2020, the Company has gross unrecognized tax benefits of approximately USD 4,370 thousand and USD 4,471 thousand, respectively. The Company classifies liabilities for unrecognized tax benefits in Current tax liabilities.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	FIXED ASSETS, NET

	Computers and Servers	Office furniture and equipment	Leasehold improvements	Total
	USD thousands
Cost

Balance as of January 1, 2020	5,574	724	1,735	8,033

Exchange rate differences	13	14	4	31
Additions	1,768	15	77	1,860
Business combinations	346	411	73	830
Disposals	(18)	(32)	(19)	(69)

Balance as of December 31, 2020	7,683	1,132	1,870	10,685

Exchange rate differences	(2)	10	3	11
Additions	2,010	44	58	2,112
Business combinations (See Note 20)	-	1	-	1
Disposals	(852)	(742)	(1,161)	(2,755)

Balance as of December 31, 2021	8,839	445	770	10,054

Depreciation

Balance as of January 1, 2020	3,439	380	1,082	4,901

Exchange rate differences	35	2	18	55
Disposals	(16)	(31)	(19)	(66)
Additions	1,523	472	508	2,503

Balance as of December 31, 2020	4,981	823	1,589	7,393
Exchange rate differences	(1)	24	(2)	21
Disposals	(852)	(742)	(1,161)	(2,755)
Additions	1,570	164	197	1,931

Balance as of December 31, 2021	5,698	269	623	6,590

Carrying amounts
As of December 31, 2020	2,702	309	281	3,292
As of December 31, 2021	3,141	176	147	3,464

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES

a.	Leases in which the Group is the lessee:

The Group applies IFRS 16, Leases. The Group has lease agreements with respect to the following items:

-	Offices;
-	Data center;

1)	Information regarding material lease agreements:

a)
The Group leases Offices mainly in the United States of America (US), Israel, Canada and UK with contractual original lease periods ends between the years 2022 and 2027 from several lessors. The Group did not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

A lease liability in the amount of USD 12,023 thousand and USD 16,121 thousand as of December 31, 2021, and December 31, 2020, respectively, and right-of-use asset in the amount of USD 5,424 thousand and USD 5,925 thousand as of December 31, 2021 and December 31, 2020, respectively have been recognized in the statement of financial position in respect of leases of offices.

b)
The Group leases data center and related network infrastructure with contractual original lease periods ends between the years 2022 and 2023. The Group did not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

A lease liability in the amount of USD 2,972 thousand and USD 5,088 thousand as of December 31, 2021, and December 31, 2020, respectively, and right-of-use asset in the amount of USD 2,849 thousand and USD 4,897 thousand as of December 31, 2021, and December 31, 2020, respectively have been recognized in the statement of financial position in respect of data centers.

2)	Lease liability:

Maturity analysis of the Group's lease liabilities:

	December 31
	2021	2020
	USD thousands

Less than one year (0-1)	7,119	9,047
One to five years (1-5)	7,042	10,241
More than five years (5+)	834	1,921

Total	14,995	21,209

Current maturities of lease liability	7,119	9,047

Long-term lease liability	7,876	12,162

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

3)	Right-of-use assets - Composition:

	Offices	Data center	Total
	USD thousands

Balance as of January 1, 2020	13,155	3,560	16,715

Business combinations	1,026	-	1,026
Depreciation on right-of-use assets	(6,958)	(4,422)	(11,380)
Additions	1,629	5,680	7,309
Provision for impairment	1,808	145	1,953
Lease modifications	(143)	-	(143)
Disposals	(4,570)	(77)	(4,647)
Exchange rate differences	(22)	11	(11)

Balance as of December 31, 2020	5,925	4,897	10,822

Depreciation on right-of-use assets	(5,223)	(2,312)	(7,535)
Additions	3,571	446	4,017
Provision for impairment	1,201	-	1,201
Lease modifications	-	7	7
Disposals	-	(189)	(189)
Exchange rate differences	(50)	-	(50)

Balance as of December 31, 2021	5,424	2,849	8,273

4)	Amounts recognized in statement of operation:

	Year ended December 31
	2021	2020	2019
	USD thousands

Interest expenses on lease liability	(570)	(1,117)	(779)
Depreciation and amortization of right-of-use assets, net	(6,334)	(8,855)	(9,109)
Gains recognized in profit or loss	7	1,829	1,749

Total	(6,897)	(8,143)	(8,139)

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

5)	Amounts recognized in the statement of cash flows:

	Year ended December 31
	2021	2020	2019
	USD thousands

Cash outflow for leases	(10,579)	(14,468)	(13,386)

b.	Leases in which the Group is a lessor:

1)	Information regarding material lease agreements:

The Group subleases offices at the US for periods expiring in 2027.

2)	Net investment in the lease:

Presented hereunder is the movement in the net investment in the lease:

	Offices
	Year ended December 31
	2021	2020
	USD thousands

Balance as of January 1,	7,835	4,288

Sublease receipts	(2,454)	(3,246)
Additions	301	7,094
Disposals	-	(301)

Balance as of December 31,	5,682	7,835

3)	Maturity analysis of net investment in finance leases:

	Year ended December 31
	2021	2020
	USD thousands

Less than one year (0-1)	1,067	2,153
One to five years (1-5)	3,789	3,816
More than five years (5+)	826	1,866

Total net investment in the lease as of December 31,	5,682	7,835

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

4)	Amounts recognized in statement of operation:

	Offices
	Year ended December 31
	2021	2020	2019
	USD thousands

Gain from subleases	301	274	956
Financing income on the net investment in the lease	245	361	71

Total	546	635	1,027

NOTE 7:	INTANGIBLE ASSETS, NET

	Software	Trademarks	Customer relationships	Technology	Others	Goodwill	Total
	USD thousands
Cost
Balance as of January 1, 2020	19,237	25,683	37,719	45,087	1,044	133,703	262,473
Exchange rate differences	-	529	567	73	47	1,280	2,496
Additions	4,858	-	-	-	-	-	4,858
Business combinations	-	10,427	10,054	1,658	1,068	17,878	41,085
Balance as of December 31, 2020	24,095	36,639	48,340	46,818	2,159	152,861	310,912
Exchange rate differences	(25)	(272)	(374)	(166)	(17)	(1,338)	(2,192)
Additions	4,966	-	-	-	-	-	4,966
Disposals	(5,084)	-	-	-	-	-	(5,084)
Business combinations (see Note 20)	735	-	-	6,540	-	5,189	12,464

Balance as of December 31, 2021	24,687	36,367	47,966	53,192	2,142	156,712	321,066

Amortization
Balance as of January 1, 2020	9,232	11,458	7,857	22,597	1,044	-	52,188
Exchange rate differences	-	202	285	(162)	70	-	395
Additions	5,214	8,976	9,053	9,598	988	-	33,829
Balance as of December 31, 2020	14,446	20,636	17,195	32,033	2,102	-	86,412
Exchange rate differences	(8)	(170)	(256)	(21)	(21)	-	(476)
Additions	5,522	9,320	9,142	7,949	61	-	31,994
Disposals	(5,084)	-	-	-	-	-	(5,084)

Balance as of December 31, 2021	14,876	29,786	26,081	39,961	2,142	-	112,846

Carrying amounts
As of December 31, 2020	9,649	16,003	31,145	14,785	57	152,861	224,500
As of December 31, 2021	9,811	6,581	21,885	13,231	-	156,712	208,220

Capitalized development costs

Development costs capitalized in the period amounted to USD 4,933 thousand (2020: USD 4,816 thousand) and were classified under software.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	INTANGIBLE ASSETS, NET (Cont.)

Impairment testing for intangible assets

The Company's qualitative assessment during the years ended December 31, 2021 and December 31, 2020, did not indicate that it is more likely than not that the fair value of its intangible assets, and other long-lived assets is less than the aggregate carrying amount.

As of December 31, 2021, and December 31, 2020, the recoverable amount of goodwill was based on fair value less cost of disposal. The fair value less costs of disposals was estimated according to quoted price of the Company’s ordinary shares. The estimated recoverable amount was higher than the carrying amount, and therefore there was no need for impairment.
In 2020, following the acquisition of Unruly, the Company examined the useful life of intangible assets acquired in the past and determined to change the estimated economic life of part of the trademarks asset from 4.75 years to 2.75 years. The effects of the aforesaid change on amortization expenses for the year ended December 31, 2020, 2021, 2022 and 2023 is USD 1,512 thousand, USD 3,024 thousand, (USD 2,268) thousand and (USD 2,268) thousand, respectively.

NOTE 8:	TRADE AND OTHER RECEIVABLES

	December 31
	2021	2020
	USD thousands

Trade receivables:
Trade receivables	178,933	162,580
Allowance for doubtful debts	(13,870)	(9,036)

Trade receivables, net	165,063	153,544

Other receivables:
Prepaid expenses	13,110	14,053
Loan to third party	480	689
Institutions	1,050	1,165
Pledged deposits	2,647	872
Other	949	836

	18,236	17,615

NOTE 9:	TRADE AND OTHER PAYABLES

	December 31
	2021	2020
	USD thousands

Trade payables	161,812	125,863

Other payables:

Contract liabilities	11,415	13,406
Wages, salaries and related expenses	16,406	13,853
Related Parties	-	2,746
Provision for vacation	1,003	554
Institutions	791	1,112
Ad spend liability	7,729	5,987
Liability for options on non- controlling interest	-	2,903
Others	5,556	6,561

	42,900	47,122

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	CASH AND CASH EQUIVALENTS

	December 31
	2021	2020
	USD thousands

Cash	77,537	44,825
Bank deposits	290,180	52,638

Cash and cash equivalents	367,717	97,463

The Group’s exposure to credit, and currency risks are disclosed in Note 18 on financial instruments.

NOTE 11:	REVENUE

	Year ended December 31
	2021	2020	2019
	USD thousands

Programmatic (1)	266,616	161,625	241,464
Performance	75,329	50,295	84,296

	341,945	211,920	325,760

(1)	In 2021 and 2020 programmatic revenue are reported on a net basis and in 2019 on a gross basis, and performance revenue reported on a gross basis for all years presented (see Note 3k).
Media cost amounted to USD 117,301 thousand in the year ended December 31, 2019.

For the year ended December 31, 2021, one buyer represents 13.6% of revenue. For the years ended December 31, 2020 and 2019, no individual buyer accounted for more than 10% of revenue.

NOTE 12:	COST OF REVENUE

	Year ended December 31
	2021	2020	2019
	USD thousands

Programmatic (1)	31,572	31,918	142,676
Performance	40,079	27,889	44,570

Cost of Revenue	71,651	59,807	187,246

(1)	In 2021 and 2020 programmatic revenue are reported on a net basis and in 2019 on a gross basis, and performance revenue reported on a gross basis for all years presented (see Note 3k).
Media cost amounted to USD 117,301 thousand in the year ended December 31, 2019.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2021	2020	2019
	USD thousands

Wages, salaries and related expenses	17,755	15,274	11,973
Share base payments	32,250	9,420	14,100
Rent and office maintenance	549	(483)	232
Professional expenses	7,136	4,766	1,282
Doubtful debts	4,958	(1,091)	3,003
Acquisition costs	253	524	2,840
Other expenses	598	1,268	1,003

	63,499	29,678	34,433

NOTE 14:	OTHER EXPENSES (INCOME), NET

During 2019 and 2020, the Company sold a business unit for which it recognized in 2021 a capital gain of USD 982 thousand related to revenue and profit sharing.

NOTE 15:	SHAREHOLDERS’ EQUITY

Issued and paid-in share capital:

	Ordinary Shares
	2021	2020
	Number of shares

Balance as of January 1	133,916,229	124,223,182
Own shares held by the Group	(917,998)	(5,277,220)
Share based compensation	5,564,808	6,444,944
Issuance of shares in IPO *	15,568,590	-
Issuance of Restricted shares **	370,000	-
Shares issued in business combination ***	-	8,525,323

Issued and paid-in share capital as of December 31	154,501,629	133,916,229

Authorized share capital	500,000,000	300,000,000

*   See Note 1d
** See Note 20
***Following the acquisition of Unruly, the Company issued 8,525,323 shares at a quoted price of GBP 1.51 (USD 1.98) per share to former Unruly shareholders which became admitted to trading on AIM on January 10, 2020, and are subject to a 18-months lock-up.

Rights attached to share:

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

Own shares acquisition:

On December 20, 2020, the Board of Directors approved a USD 10 million buyback program. On March 26, 2021, the Board of Directors terminated the buyback program due to the Company’s election to pursue the Proposed Offering, which was completed in the second quarter of 2021 (see Note 1d).

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share as of December 31, 2021, 2020 and 2019 was based on the profit for the year divided by a weighted average number of ordinary shares outstanding, calculated as follows:

Profit for the year:

	Year ended December 31
	2021	2020	2019
	USD thousands

Profit for the year	73,223	2,139	6,224

Weighted average number of ordinary shares:

	Year ended December 31
	2021	2020	2019
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share as at December 31	144,493,989	133,991,210	111,231,769

Basic earnings per share (in USD)	0.51	0.02	0.06

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	EARNINGS PER SHARE (cont.)

Diluted earnings per share:

The calculation of diluted earnings per share as of December 31, 2021, 2020  and 2019 was based on profit or for the year divided by a weighted average number of shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted):

	Year ended December 31
	2021	2020	2019
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	144,493,989	133,991,210	111,231,769
Effect of share options on issue	8,212,903	4,714,985	3,576,114

Weighted average number of ordinary shares used to calculate diluted earnings per share	152,706,892	138,706,195	114,807,883

Diluted earnings per share (in USD)	0.48	0.02	0.05

NOTE 17:	SHARE-BASED COMPENSATION ARRANGEMENTS

a.	Share-based compensation plan:

The terms and conditions related to the grants of the share options programs are as follows:

•	All the share options that were granted are non-marketable.
•	All options are to be settled by physical delivery of ordinary shares or ADSs.
•	Vesting conditions are based on a service period of between 0.5-4 years.

On April 2, 2019, the Company's shareholders adopted the New Tremor International Ltd. Management Incentive Scheme to provide for the grant of 11,772,932 equity incentive awards to executive officers. In addition, following the acquisition of RhythmOne, the Company's shareholders adopted RhythmOne Plan to provide for the grant of 1,328,908 equity incentive award to RhythmOne executives and employees.

As part of the New Tremor International Ltd.  Management Incentive Scheme, and following the acquisition of RhythmOne, the Company's shareholders approved a modification in the exercise price of 1,200,000 Company share options awarded to the CEO of the Group, out of which 1,080,000 share options will be vested subject to meet the performance-based metrics, and the remaining options will be vested over a shorter service periods. Furthermore, restricted stock units of 400,000 to the Group’s CEO were modified for a shorter vesting periods.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SHARE-BASED COMPENSATION ARRANGEMENTS (Cont.)

b.	Stock Options:

The number of share options is as follows:

	Number of options		Weighted average exercise price
	2021	2020	2021	2020
	(Thousands)		(USD)

Outstanding at 1 January	3,781	4,828	2.19	3.95
Forfeited during the year	(359)	(1,621)	6.79	3.91
Exercised during the year	(652)	(1,227)	2.08	0.72
Granted during the year	3,256	1,801	10.76	2.21

Outstanding at December 31	6,026	3,781	6.54	2.19
Exercisable at December 31	1,540	51

In January 2020, the Company’s Board of Directors approved a change in the exercise price and vesting terms relating to 2,204,174 options for ordinary shares held by certain employees (the “Amended Options”), as follows:

		Originally granted		Amended Granted
Grated date	Number of options	Exercise price (GBP)	Exercisable date from	Exercise price (GBP)	Exercisable date from

March 20, 2017	217,000	2.44	March 20, 2019	1.60	July 28, 2021
June 18, 2017	116,000	2.99	June 18, 2019	1.60	July 28, 2021
November 5, 2017	391,000	4.31	November 5, 2019	1.60	July 28, 2021
January 23, 2018	1,163,000	4.37	January 23, 2020	1.60	July 31, 2021
June 20, 2018	52,000	4.37	June 20, 2020	1.60	July 31, 2021
April 2, 2019 (*)	265,174	2.06-18.27	April 2, 2019	1.60	July 28, 2021

(*)	Granted as part of RhythmOne’s acquisition as listed above.

The options that had a vesting date up to July 2021 were vested and became exercisable on July 2021, while the vesting and exercise periods of the rest of the options remain unchanged. The incremental fair value (amounting to USD 1,282 thousand) is recognized over the remaining vesting period. The new expiration date is one year after the last exercise date.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SHARE-BASED COMPENSATION ARRANGEMENTS (Cont.)

Information on measurement of fair value of share-based compensation plans:

The fair value of employees share options is measured using the Black-Scholes formula. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility, expected term of the instruments, expected dividends, and the risk-free interest rate (See Note 3i).

The parameters used in the measurement of the fair values at grant date of the equity-settled share-based compensation plans were as follows:

	2021	2020

Grant date fair value in USD	4.3	1.04-1.73
Share price (on grant date) (in USD)	10.09	1.74-3.03
Exercise price (in USD)	10.76	1.89-3.06
Expected volatility (weighted average)	60%	60%
Expected life (weighted average)	3.75	3.5-3.75
Expected dividends	0.00%	0.00%
Risk-free interest rate	0.54%	0.15%-1.46%

The total expense recognized in the year ended December 31, 2021, with respect to the options granted to employees, amounted to approximately USD 3,412 thousand (2020: USD 2,693 thousand).

c.	Restricted Share Units:

During 2021 and 2020, the Group granted 7,366,472 and 3,334,074 Restricted Share Units (RSU’s) to its executive officers and employees, respectively.

The number of restricted share units is as follows:

	Number of RSU’s		Weighted-Average Grant Date Fair Value
	2021	2020	2021	2020
	(Thousands)

Outstanding at 1 January	3,777	3,969	2.364	2.372
Forfeited during the year	(25)	(46)	7.861	2.511
Exercised during the year	(2,972)	(3,480)	4.447	2.296
Granted during the year	7,366	2,919	10.017	2.538
Restricted stock units assumed in acquisition during the year	-	415	-	2.592

Outstanding at December 31	8,146	3,777	8.606	2.364

The total expense recognized in the year ended December 31, 2021, with respect to the RSU’s granted to employees, amounted to approximately USD 29,530 thousand (2020: USD 7,443 thousand).

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SHARE-BASED COMPENSATION ARRANGEMENTS (Cont.)

d.	Performance Stock Units:

During 2021 and 2020, the Group granted 2,668,240 and 725,000 Performance Stock Units (PSU’s) to its executive officers, respectively.

The number of performance stock units is as follows:

	Number of PSU’s		Weighted-Average Grant Date Fair Value
	2021	2020	2021	2020
	(Thousands)

Outstanding at January 1	3,852	5,071	2.155	2.105
Forfeited during the year	(93)	(206)	2.253	2.211
Exercised during the year	(1,941)	(1,738)	2.204	2.185
Granted during the year	2,668	725	9.999	2.590

Outstanding at December 31	4,486	3,852	6.796	2.155

The vesting of the PSU’s is subject to continues employment and compliance with the performance criteria determined by the Company’s Remuneration Committee and the Company’s Board of Directors.

The total expense recognized in the year ended December 31, 2021, with respect to the PSU’s granted to employees, amounted to approximately USD 9,876 thousand (2020: USD 4,354 thousand).

e.	Expense recognized in the statement of operation and other comprehensive income is as follows:

	Year ended December 31
	2021	2020	2019
	USD thousands

Selling and marketing	7,094	4,515	1,257
Research and development	3,474	555	452
General and administrative	32,250	9,420	14,100

	42,818	14,490	15,809

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	FINANCIAL INSTRUMENTS

a.	Overview:

The Group has exposure to the following risks from its use of financial instruments:

—          Credit risk
—          Liquidity risk
—          Market risk

This note presents quantitative and qualitative information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing risk.

In order to manage these risks and as described hereunder, the Group executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2021	2020
	USD thousands

Derivatives presented under current assets
Forward exchange contracts used for hedging	947	836

Derivatives presented under non-current assets
Forward exchange contracts used for hedging	241	1,335

Total	1,188	2,171

b.	Risk management framework:

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board is responsible for developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management of standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	FINANCIAL INSTRUMENTS

c.	Credit risk:

The Group’s credit risk is arise from the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

d.	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

The maximum exposure to credit risk at the reporting date was as follows:

	December 31
	2021	2020
	USD thousands

Cash and cash equivalents	367,717	97,463
Trade receivables, net (a)	165,063	153,544
Other receivables	4,076	2,379
Long term deposit	431	499
Long term receivables	241	1,335

	537,528	255,220

(a)
At December 31, 2021, the Group included provision for doubtful debts in the amount of USD 13,870 thousand (December 31, 2020: USD 9,036 thousand) in respect of collective impairment provision and specific debtors that their collectability is in doubt.

As of December 31, 2021, two buyers accounted for 17.1% and 16.9% of trade receivables. As of December 31, 2020, one buyer accounted for 17.5% of trade receivables.

	Allowance for Doubtful debts
	2021	2020
	USD thousands

Balance at January 1	9,036	22,376
Business combination	-	1,201
Allowance for doubtful debts expenses	4,958	(1,091)
Write-off	(93)	(13,397)
Exchange rate difference	(31)	(53)

Balance at December 31	13,870	9,036

e.	Liquidity risk:

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it has sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	FINANCIAL INSTRUMENTS (Cont.)

As of December 31, 2021, and December 31, 2020, the Group’s contractual obligation of financial liability is in respect of leases, trade, and other payables in the amount of USD 193,213 thousand and USD 161,875 thousand, respectively. The contractual maturity of the financial liability that is less than one year is in the amount of USD 185,337 thousand and USD 147,243 thousand for December 31, 2021, and December 31, 2020, respectively.

f.	Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPM, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

At December 31, 2021, USD 8,118 thousand are held in JPY, USD 7,099 thousand are held in AUD, USD 5,653 thousand are held in GBP, USD 4,866 thousand are held in EUR, USD 1,287 thousand are held in CAD, USD 899 thousand are held in SGD, USD 513 thousand are held in MXN, USD 247 thousand are held in NIS, USD 976 thousand are held in other currencies and the remainder held in USD.

g.	Sensitivity analysis:

A change as of December 31 in the exchange rates of the following currencies against the USD, as indicated below would have affected the measurement of financial instruments denominated in a foreign currency and would have increased (decreased) profit or loss and equity by the amounts shown below (after tax). This analysis is based on foreign currency exchange rate that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases.

	2021		2020
GBP/USD	+10%	-10%	+10%	-10%
	USD thousands

Profit / (Loss)	(2,587)	2,587	(2,853)	2,853
Increase / (Decrease) in Shareholders’ Equity	(379)	379	528	(528)

	2021		2020
NIS/USD	+10%	-10%	+10%	-10%%
	USD thousands

Profit / (Loss)	(721)	721	(387)	387
Increase / (Decrease) in Shareholders’ Equity	(721)	721	(387)	387

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	FINANCIAL INSTRUMENTS (Cont.)

Linkage and foreign currency risks

Currency risk

The Group is not exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currency of the Group, the USD. The principal currencies in which these transactions are denominated are GBP, NIS, Euro, CAD, SGD, MXN, AUD and JPY.

At any point in time, the Group aims to match the amounts of its assets and liabilities in the same currency in order to hedge the exposure to changes in currency.
In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

NOTE 19:	RELATED PARTIES

Compensation and benefits to key management personnel

Executive officers also participate in the Company’s share option programs. For further information see Note 17 regarding share-based compensation.
Compensation and benefits to key management personnel (including directors) that are employed by the Company and its subsidiaries:

	Year ended December 31
	2021	2020
	USD thousands

Share-based compensation	31,283	7,061
Other compensation and benefits	6,752	3,932

	38,035	10,993

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	SUBSIDIARIES

a.	Details in respect of subsidiaries:

Presented hereunder is a list of the Group’s subsidiary:

		The Group’s ownership
	Principal	interest
	location of	in the subsidiary for the
	the	year ended
	Company’s	December 31
Name of company	activity	2021	2020
Taptica Inc	USA	100%	100%
Tremor Video Inc	USA	100%	100%
Adinnovation Inc	Japan	100%	57%
Taptica Japan	Japan	100%	100%
Taptica UK	United Kingdom	100%	100%
YuMe Inc*	USA	100%	100%
Perk.com Canada Inc	Canada	100%	100%
R1Demand LLC*	USA	100%	100%
Unruly Group LLC	USA	100%	100%
Unruly Group US Holding Inc*	USA	100%	100%
Unruly Holdings Ltd*	UK	100%	100%
Unruly Group Ltd	UK	100%	100%
Unruly Media GmbH	Germany	100%	100%
Unruly Media Pte Ltd*	Singapore	100%	100%
Unruly Media Pty Ltd	Australia	100%	100%
Unruly Media KK	Japan	100%	100%
Unmedia Video Distribution Sdn Bhd	Malaysia	100%	100%
Unruly Media Inc	USA	100%	100%
SpearAd GmbH	Germany	100%	0%

*	Under these companies, there are twenty-nine (29) wholly owned subsidiaries that are inactive and in liquidation process.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	SUBSIDIARIES (Cont.)

b.	Acquisition of subsidiaries and business combinations during the current period:

Acquisition of SpearAd:

On October 18, 2021, the Company completed the acquisition of SpearAd GMBH ("SpearAd"). The Company acquired 100% of the issued and outstanding SpearAd Shares for total consideration of USD 11,016 thousand.

At the same time, some of the SpearAd shareholders entered into Employment Agreements and Restricted Share Agreements to receive 370,000 ordinary shares of NIS 0.01 of the Company, Subject to continues employment and compliance with the performance criteria to be released gradually over a three-year period. The restricted shares were fully issued on the closing date and the fair value was USD 3,484 thousand, which presented as a deduction from the share premium.
As of December 31, 2021, the balance of the Restricted Shares is USD 3,052 thousand.

The following summarizes the major classes of consideration transferred, and the recognized amounts of assets acquired, and liabilities assumed at the acquisition date:

USD thousands

Cash and Cash equivalents	154
Accounts Receivables	20
Other assets	8
Fixed Assets	1
Intangible assets	7,275
Deferred tax Liabilities	(1,504)
Trade payables	(99)
Other Payables	(28)

Net identifiable assets	5,827

The aggregate cash flow derived for the Company as a result of the SpearAd acquisition:

USD thousands

Cash and cash equivalents at SpearAd	154
Acquisition- Related costs	(253)

Acquisition of subsidiary	(99)

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	SUBSIDIARIES (Cont.)

The Company incurred acquisition-related costs of USD 253 thousand related to legal fees and due diligence costs. These costs have been included in general and administrative expenses in the statement of operation. As of December 31, 2021, USD 139 out of the acquisition-related costs were paid.

Goodwill

Goodwill was recognized as a result of the acquisition as follows:

USD thousands

Consideration transferred	11,016
Less fair value of identifiable net assets	5,827

Goodwill	5,189

The goodwill is attributable mainly to the increased opportunities for growth and the synergies expected to be achieved from integration into the Company’s digital advertising platforms (Note 7). None of the goodwill recognized is expected to be deductible for tax purposes.

c.	Acquisition of subsidiaries and business combinations during the prior periods:

Acquisition of Unruly:

On January 4, 2020, the Company completed the acquisition of Unruly Holdings Limited and Unruly Media Inc. from News Corp UK & Ireland Limited (UK Seller) and News Preferred Holdings Inc. (US Seller) for total consideration of: (i) issuance of 7,960,111 Ordinary Shares of the Company to the UK Seller in exchange for a loan in the amount of GBP 12,020 thousand (USD 15,729 thousand) between UK Seller (as lender) and Unruly Group Limited (as borrower); (ii) GBP 1 to UK Seller for 100% of the issued share capital of Unruly Holdings Limited; and (iii) issuance of 565,212 Ordinary Shares of the Company to the US Seller and USD 1 for 100% of the issued share capital of Unruly Media Inc.

The issuance of an aggregate 8,525,323 Ordinary Shares of the Company to UK Seller and US Seller represented approximately 6.91% of the Company's issued voting share capital at such time. The Sellers agreed not to sell, transfer or otherwise dispose of such Company Ordinary Shares for an 18-month period, subject to customary exceptions.

At the same time, Tremor Video entered into a Master Service Agreement (MSA) with the UK seller for an exclusive right to sell outstream video on various News Corp titles world-wide on a committed ad spend of GBP 30,000 thousand over a three-year period with an option to extend the MSA by two quarters at the discretion of UK seller. The obligation for the net discounted future payments exceeding market fair value aggregated to USD 14,073 thousand and is recognized according to the actual consumption. As of December 31, 2021, and December 31,2020 the ad spend liability balance aggregated to USD 7,729 thousand and USD 13,811 thousand respectively.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	SUBSIDIARIES (Cont.)

Acquisition of RhythmOne:

On April 1, 2019, the Company completed Acquisition Transaction (hereinafter- "Acquisition") with RhythmOne Plc, a Company incorporated under the laws of England and Wales, whereby the Company acquired the entire issued ordinary shares of RhythmOne and each RhythmOne shareholder received 28 new shares of the Company (as such new 66,736,485 shares of the Company were issued) for every 33 RhythmOne shares held, so that following the completion of the Acquisition, the Company's current shareholders held 50.1% and, RhythmOne Shareholders held 49.9% of the merged Group. In addition, 849,325 options and 1,058,776 restricted shares units over RhythmOne share awarded were rolled over to 458,946 the Company's options and to 869,962 the Company's restricted units (hereinafter- "Replacement Award"). The consideration of the Acquisition amounted to USD 176,421 thousand (including consideration allocated to issuance of ordinary shares and Replacement Award).

NOTE 21:	OPERATING SEGMENTS

The Group has a single reportable segment as a provider of marketing services.

Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of consumers.

	Year ended December 31
	2021	2020	2019
	USD thousands

America	304,686	180,515	261,534
APAC	20,931	20,804	33,052
EMEA	16,328	10,601	31,174

Total	341,945	211,920	325,760

NOTE 22:	CONTINGENT LIABILITY

a.
In January 2018, AlmondNet, Inc. and its affiliates (Datonics LLC and Intent IQ) contacted RhythmOne asserting that RhythmOne’s online advertising system infringes eleven U.S. Patents owned by the AlmondNet Group. As of the date of this report, a claim was never filed and RhythmOne is currently in a commercial agreement with AlmondNet’s affiliate. The Company believes that the likelihood of a material loss is remote but at this point is unable to reasonably estimate any potential loss and financial impact to the Company resulting from this matter.

b.
On May 18, 2021, the Company filed a complaint against Alphonso, Inc. (“Alphonso”) in the Supreme Court of the State of New York, County of New York (the “Court”), asserting claims for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	CONTINGENT LIABILITY (Cont.)

The lawsuit arose out of Alphonso’s breach of a Strategic Partnership Agreement and an Advance Payment Obligation and Security Agreement (the “Security Agreement”) with the Company, and related misconduct. The Company is seeking damages and other relief, including an order foreclosing on Alphonso’s collateral under the Security Agreement, from the Court.

On May 24, 2021, Alphonso filed a complaint against the Company in the Supreme Court of the State of New York, County of New York, asserting claims for breach of contract, unfair competition, and tortious interference with business relations.  Alphonso and the Company are currently engaged in written discovery.

NOTE 23:	SUBSEQUENT EVENTS On February 23, 2022, the Board of Directors approved a share buyback program of up to USD 75 million.